Exhibit 99.1

ENTRÉE GOLD ANNOUNCES FIRST QUARTER 2016 RESULTS
Vancouver, B.C., May 9, 2016 – Entrée Gold Inc. (TSX:ETG; NYSE MKT: EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed its interim operational and financial results for the quarter ended March 31, 2016. All numbers are in U.S. dollars unless otherwise noted.
COMPANY DEVELOPMENTS
Notice to Proceed Approval for Underground Development at Oyu Tolgoi
On May 5/6, 2016, formal 'notice to proceed' approval was given for the next stage of development of the world-class Oyu Tolgoi mine in Mongolia by the boards of Turquoise Hill Resources Ltd. ("Turquoise Hill"), Rio Tinto and Entrée's joint venture partner, Oyu Tolgoi LLC ("OTLLC"). Turquoise Hill announced that this was the final requirement for the re-start of underground development of the first lift of the Hugo North block cave ("Lift 1"), including Lift 1 of the Entrée/Oyu Tolgoi joint venture's Hugo North Extension deposit.
OTLLC is targeting underground construction to begin in mid-2016.
Expenditures Reduced
Q1 2016 exploration and general and administration expenditures of approximately $498,000 and $605,000, respectively were reduced by 74% and 36% compared to the same quarter in 2015 as a result of the Company's objective to reduce expenditures which commenced in the second half of 2015.
Sandstorm Equity Participation and Funding Agreement Amendment
The Company entered into an agreement with Sandstorm Gold Ltd. to amend the Equity Participation and Funding Agreement dated February 14, 2013 (the "2013 Agreement").  The agreement to amend resulted in a 17% reduction in the metal credits that Entrée is required to sell and deliver to Sandstorm under the 2013 Agreement. In return, Entrée refunded a portion of the original $40 million deposit by paying $5.5 million in cash and issuing $1.3 million of common shares of the Company.
OUTLOOK AND STRATEGY
Entrée is primarily focused on advancing its principal properties in Mongolia and Nevada. In addition, Entrée is engaged in evaluating acquisition opportunities which are complementary to its existing projects in mining friendly jurisdictions. The commodities Entrée is most likely to pursue include copper, gold and molybdenum and other base metals.  Entrée will consider both small and large projects if they demonstrate potential to add shareholder value in the short to medium term.
The Company expects to spend between $3 million and $3.7 million for the 2016 year, which is discussed below.

Corporate
Entrée has not generated any revenue from operations since its incorporation and Entrée anticipates that it will continue to incur operating expenses without revenues until (i) the Entrée/Oyu Tolgoi joint venture property in Mongolia is brought into production; (ii) it builds and operates a mine on one or more of its other mineral properties; or (iii) it completes a value accretive sale transaction on one or more of its current or future assets.
The Company has focused, and will continue to focus its efforts on conserving cash reserves. Recent efforts include adjustments to operations including rationalizing land holdings in Mongolia, reducing staff levels in each of Mongolia, Canada and the United States as well as reducing certain other overhead expenditures. The Company anticipates regular course corporate expenditures, including general and administrative, legal and filing related fees, and corporate overhead costs to be in the range of $1.8 million to $2.1 million for the 2016 year.
Entrée/Oyu Tolgoi JV Property
Entrée has a 20% carried interest in two of the Oyu Tolgoi project deposits – the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit (the "Entrée/Oyu Tolgoi JV Property"). These deposits are the northern-most and southern-most, respectively, in the 12 kilometre-long Oyu Tolgoi series of deposits. The resources at Hugo North Extension include a Probable reserve, which is included in Lift 1 of underground mine development. A second lift for the Oyu Tolgoi underground block cave operation, including additional resources from Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan.
In Q1 2016, the Company remained focused on engagement with partners and other local Mongolian stakeholders, and on completing an updated technical report for the Entrée/Oyu Tolgoi JV Property.
OTLLC is currently targeting underground construction to begin in mid-2016.  This follows the $4.4 billion finance facility (with provision for up to $6 billion) that was signed by OTLLC in December 2015 for underground mine development at the Oyu Tolgoi project, including Lift 1 of the Hugo North Extension deposit.  Formal 'notice to proceed' approval from the boards of Turquoise Hill, Rio Tinto and OTLLC was received and announced on May 5/6, 2016.  All necessary permits have been granted.  Turquoise Hill announced that the updated Oyu Tolgoi Feasibility Study was completed and it expects to release a technical report in the second half of 2016.
Exploration and development of the Entrée/Oyu Tolgoi JV Property is under the control of Rio Tinto on behalf of manager OTLLC. The 2016 exploration program and budget for the Entrée/Oyu Tolgoi JV Property has been prepared by OTLLC. OTLLC's exploration strategy is focused on developing a project pipeline in areas that can impact the current development of the Oyu Tolgoi deposits, seeking low-cost development options and continuing assessment of legacy datasets to enable future discoveries. Castle Rock on the Entrée/Oyu Tolgoi JV Property is one of the identified priority targets that will be the focus of the future exploration program.
Under the terms of the Entrée/Oyu Tolgoi JV, Entrée elected to have OTLLC debt finance Entrée's share of costs on the Entrée/Oyu Tolgoi JV Property, with interest accruing at OTLLC's actual cost of capital or prime plus 2%, whichever is less, at the date of the advance. As at March 31, 2016, the total amount that OTLLC has contributed to costs on the Company's behalf, including interest, was $6.9 million.
The Company estimates direct expenditures of between $400,000 and $550,000 for the 2016 year to be spent on internal technical review, legal costs and general administration in Mongolia.

Ann Mason Project
With the completion of the 2015 exploration, baseline environmental and metallurgy programs and the release of an updated PEA on its 100% owned Ann Mason Project in Nevada, the Company has taken a decision to reduce expenditures at Ann Mason while it considers the most appropriate path to maximize shareholder value from the project going forward which may include the introduction of a strategic development partner. The Company estimates expenditures including claim filing fees and site maintenance will be between $700,000 and $850,000 for the 2016 year.
Other Properties
All of the Company's other assets have been placed in care and maintenance while management evaluates the best alternatives for each asset in the future. Expenditures for 2016 are expected to be limited to license fees and local administration costs.
The Company estimates expenditures of between $150,000 and $200,000 for the 2016 year.
FIRST QUARTER 2016 FINANCIAL HIGHLIGHTS
Tabled amounts below in USD 000's	Q1 2016
Exploration	$(498)
General and administration	(605)
Depreciation	(9)
Foreign exchange (loss) gain	(434)
Loss from operations	(1,546)
Interest expense and equity investee loss	(86)
Net loss	(1,632)
Foreign currency translation adjustment	1,399
Comprehensive loss	$(233)

Cash outflow from operating activities before changes in working capital	$(887)
Decrease in receivables, prepaids and other assets	55
Decrease in payables	(916)
Refund payment to Sandstorm	(5,500)
Cash receipts from stock option exercises	11
Cash payments to acquire equipment, net	(3)
Cash balance at March 31, 2016	$15,546

The Company's Interim Financial Statements and accompanying management's discussion and analysis ("MD&A") for the quarter ended March 31, 2016 and its Annual Information Form for the year ended December 31, 2015 are available on the Company website at www.entreegold.com,  SEDAR at www.sedar.com  and on EDGAR at www.sec.gov.

QUALIFIED PERSON
Robert Cinits, P.Geo., Entrée's Vice President, Corporate Development, a Qualified Person as defined by NI 43-101, has approved the technical information in this release.
ABOUT ENTRÉE GOLD INC.
Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world's largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.  Additionally, Entrée has also been advancing its Ann Mason Project in one of the world's most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.
Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 15%, 11% and 9% of issued and outstanding shares, respectively.
FURTHER INFORMATION
Monica Hamm
Manager Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com
This News Release contains forward-looking statements and forward-looking information (together, "forward-looking  statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995 with respect to anticipated expenditures, budgets and ongoing efforts to conserve cash; construction and continued development of the Oyu Tolgoi underground mine; plans for future exploration and/or development programs and budgets; anticipated business activities; corporate strategies; requirements for additional capital; uses of funds; proposed acquisitions and dispositions of assets; and future financial performance.
In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, legal proceedings and negotiations and the environment in which the Company will operate in the future, including the status of the Company's relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the approval of the updated Oyu Tolgoi Feasibility Study by OTLLC and its shareholders; the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term power source for the Oyu Tolgoi underground mine; the timing to satisfy all conditions precedent to the first drawdown of project financing; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine; delays, and the costs which would result from delays, in the development of the underground mine; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, whether the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; whether the results of preliminary test work are indicative of what the results of future test work will be; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of, laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, skilled labour, transportation and appropriate smelting and refining arrangements; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company's most recently filed Management's Discussion and Analysis and in the Company's Annual Information Form for the financial year ended December 31, 2015, dated March 30, 2016 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.